Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

 Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

August 8, 2022

Statement by the Board of Directors of Maersk Drilling

concerning the voluntary public share exchange offer submitted on 8 August 2022 by Noble Corporation plc

Important notice to all shareholders in The Drilling Company of 1972 A/S

The distribution of this statement may be restricted by law. The Offer (as defined below) and this statement are not and will not be made, directly or indirectly, to shareholders resident in any jurisdiction in which the making and/or submission of the Offer and/or this statement or acceptance thereof would contravene the law or other regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Document (as defined below). Unless required by mandatory law, no action has been (or will be) taken other than in Denmark and the United States of America to permit the Offer, or permit possession or distribution of the Offer Document or any advertising material relating to the Offer, in any jurisdiction where action would be required for that purpose. Accordingly, neither this statement nor any other material regarding the Offer may be distributed in any jurisdiction outside Denmark or the United States of America if such distribution would require any registration, qualification or other requirement in respect of any offer to purchase or sell securities or distribute documents or advertisements in respect thereof. Any person (including, without limitation, custodians, nominees and trustees) who intends to forward this statement, the Offer Document or any other document relating to the Offer to any jurisdiction should inform themselves of the laws of the relevant jurisdiction and should also carefully read the disclaimers set forth in the Offer Document and the Exemption Document (as defined below) before taking any action. Any person acquiring possession of this statement, the Offer Document or any other document relating to the Offer is required, expected and assumed to obtain on his or her own accord any necessary information on any applicable restrictions and to comply with such restrictions, and should consult his or her professional advisors in the relevant jurisdiction. Any failure to comply with any such restrictions may constitute a violation of the laws and regulations of any such jurisdiction. None of Maersk Drilling (as defined below), Noble (as defined below), the Offeror (as defined below) or persons acting in concert with the Offeror within the meaning of Section 2(4) of the Takeover Order (i) accepts any responsibility or liability for any violation by any person of any such restriction or (ii) assumes responsibility for the admissibility of the acceptance of the Offer outside of Denmark and the United States of America being permissible under the relevant applicable legal provisions.

This statement does not constitute an offer or invitation to purchase or sell any securities in Maersk Drilling or the Offeror or a solicitation of an offer to buy or sell any securities, in each case, pursuant to the Offer or otherwise. The description of the Offer contained in this statement does not purport to be complete and the Offer will be made solely by means of an Offer Document (as defined below) approved by the Danish Financial Supervisory Authority, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted and the Exemption Document. Any references to, or quotes, summaries or repetitions of, the Offer, the Offer Document or the Exemption Document, including the attachments thereto, in this statement serve solely as reference points, and the Maersk Drilling Board does not assume any liability for the accuracy or completeness of the Offer, the Offer Document or the Exchange Document. Maersk Drilling Shareholders (as defined below) are advised to read the Offer Document, the Exemption Document and the related documents when published as they will contain important information. Any decision as to whether or not to accept the Offer should be made only upon careful review of the Offer Document, the Exemption Document and this statement thereon by the Maersk Drilling Board (as defined below) prepared in accordance with applicable Danish law, rules and regulations.

The Offer will be subject to disclosure requirements under Danish law and the laws of the United States of America. The Offer will be made in the United States of America pursuant to an exemption from certain US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in compliance with Section 14(e) of the Exchange Act. The Offer will be subject to Danish procedural requirements, including with respect to withdrawal rights in connection with competing offers, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

It may be difficult for shareholders to enforce their rights and any claim arising out of US federal securities laws, since the Offeror and Maersk Drilling are located in a non-US jurisdiction, and some or all of their officers and directors may be residents of a non-US jurisdiction. Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Acceptance of the Offer may result in tax consequences for Maersk Drilling Shareholders for US federal income tax purposes and under applicable US state and local laws, as well as Danish, foreign and other tax laws, as further described in the Offer Document and the Exemption Document. Each Maersk Drilling Shareholder is advised to read the Offer Document and the Exemption Document and is urged to consult his or her independent professional adviser regarding the tax consequences of the Offer.

In accordance with normal Danish practice and subject to the requirements of Danish law, the Offeror, Noble, or any entity acting in concert with the Offeror and any of their respective nominees or brokers (acting as agents or in a similar capacity), may from time to time make certain purchases of, or arrangements to purchase, Maersk Drilling Shares or securities that are convertible into, exchangeable for or exercisable for Company Shares outside the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, in each case to the extent permissible under applicable law (including Rule 14e-5 under the Exchange Act). Any information about such purchases will be disclosed if, and to the extent, required under applicable Danish law, rules or regulations.

Certain statements herein constitute forward-looking statements. Forward-looking statements are statements (other than statements of historical fact) relating to future events and Noble’s, Maersk Drilling’s and the combined company’s anticipated or planned financial and operational performance. The words "targets", "believes", "continues", "expects", "aims", "intends", "plans", "seeks", "will", "may", "might", "anticipates", "would", "could", "should", "estimates", "projects", "potentially" or similar expressions or the negatives thereof, identify certain of these forward-looking statements. The absence of these words, however, does not mean that the statements are not forward-looking. Other forward-looking statements can be identified in the context in which the statements are made.

Forward-looking statements appear in a number of places in this statement. Although the Maersk Drilling Board believes that the expectations reflected in these forward-looking statements are reasonable as of the date of this statement, such forward-looking statements are based on Maersk Drilling’s and the Maersk Drilling Board’s current expectations, estimates, forecasts, assumptions and projections about Noble’s, Maersk Drilling’s and the combined company’s business and the industry in which Noble and Maersk Drilling operate as well as on information which Maersk Drilling and the Maersk Drilling Board has received from Noble and/or the Offeror and/or which has been extracted from publications, reports and other documents prepared by Maersk Drilling, Noble and/or the Offeror and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other important factors beyond Noble’s, Maersk Drilling’s, the combined company’s or the Maersk Drilling Board’s control that could cause Noble’s, Maersk Drilling’s and/or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements included in this statement speak only as of the date of this statement.

The Maersk Drilling Board does not intend, and does not assume, any obligations to update any forward-looking statements contained herein, except as may be required by law or the rules of Nasdaq Copenhagen A/S. All subsequent written and oral forward-looking statements attributable to the Maersk Drilling Board, Maersk Drilling or to persons acting, in each case, on its behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained in this statement, the Offer Document and the Exemption Document.

Unless explicitly stated otherwise, the information contained in this statement relating to the Business Combination (as defined below), the Offeror, persons acting in concert with the Offeror, and Noble and its subsidiaries is based on the information contained in the Offer Document, the Exemption Document and other publicly available information.

The Maersk Drilling Board is unable to verify the Offeror’s intentions as stated in the Offer Document and the Exemption Document, nor can they influence the implementation of these intentions, except as such intentions are binding under the Business Combination Agreement (as defined below) and the agreements related thereto. Except where another source is given, any statements regarding the Offeror’s intentions are based exclusively on the Offeror’s statements in the Offer Document and the Exemption Document. The Maersk Drilling Board does not possess any information that would cause it to question the accuracy of the Offeror’s statements regarding its intentions or their implementation. The Maersk Drilling Board wishes to point out, however, as the Offeror has done in Section 1.8 of the Offer Document, that all information and statements on intentions and all other information in the Offer Document are based on the knowledge or the intention of the Offeror at the time of the publication of the Offer Document, and such intentions may have changed at this time or may change at a later point in time. There is no legal obligation to implement the intentions set forth in the Offer Document, except such intentions as are binding under the Business Combination Agreement. It cannot be precluded, therefore, that the Offeror may have or may in the future change its stated intentions and that the intentions published in the Offer Document and the Exemption Document may not be implemented.

J.P. Morgan Securities plc (“J.P. Morgan”) is authorised in the United Kingdom by the Prudential Regulation Authority (the “PRA”) and regulated in the United Kingdom by the PRA and the Financial Conduct Authority. J.P. Morgan is acting as financial adviser exclusively for Maersk Drilling and no one else in connection with the Offer and will not regard any other person as its client in relation to the Offer and will not be responsible to anyone other than Maersk Drilling for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to the Offer or any matter or arrangement referred to herein.

Table of contents

1 Introduction	6
2 Summary of the Offer	6
3 Conclusion by the Maersk Drilling Board	10
4 The process leading up to the submission of the Offer	11
5 Background for the Maersk Drilling Board’s assessment and recommendation of the Offer	13
6 The Offeror’s intentions	15
7 The Maersk Drilling Board’s assessment of the Offer and the Business Combination	19
8 Disclosure of certain interests	29
9 Miscellaneous	32

Statement of 8 August 2022 by the Board of Directors (the “Maersk Drilling Board”) of The Drilling Company of 1972 A/S (“Maersk Drilling”) in accordance with section 22 of the Executive Order no. 636 of 15 May 2020 on takeover bids (the “Takeover Order”) regarding the voluntary public share exchange offer (the “Offer”) that has been submitted on 8 August 2022 by Noble Corporation plc (the “Offeror” or “Topco”).

1	Introduction

1.1	Purpose of this statement

This statement is issued by the Maersk Drilling Board for the purpose of complying with the obligations set out in section 22 of the Takeover Order.

According to section 22(1) of the Takeover Order, the board of directors of a listed company which is the subject of a public takeover offer shall draw up and make public a statement setting out the board of director’s opinion of the takeover offer and the reasons on which such opinion is based. The board of directors is to provide its views on the effects of accepting the takeover offer on all the company’s interests and on the offeror’s strategic plans for the target company and their likely consequences for employees and the location of the company’s places of business.

2	Summary of the Offer

2.1.1	Announcement of the Offer

On 8 August 2022, the Offeror announced its decision to submit the Offer to shareholders in Maersk Drilling (the “Maersk Drilling Shareholders”). The Offer was submitted in accordance with the business combination agreement entered into on 10 November 2021 (as amended, restated, modified or supplement from time to time) by and among Maersk Drilling, Noble (as defined below), the Offeror and Noble Newco Sub Limited, a Cayman Islands exempted company (the “Business Combination Agreement”). The Offer together with the other transactions contemplated by the Business Combination Agreement shall be referred to herein as the “Business Combination”.

The Offer is made on the terms and conditions set forth in the offer document dated 8 August 2022 (the “Offer Document”) prepared by the Offeror and approved by the Danish Financial Supervisory Authority (as published by Maersk Drilling through company announcement no. 11/2022 on 8 August 2022).

The Offeror (or Topco) is a public limited company incorporated under the laws of England and Wales and is currently an indirect, wholly owned subsidiary of Noble Corporation (“Noble”), an exempted company incorporated in the Cayman Islands with limited liability. As further set out in the Offer Document and Exemption Document, in connection with the Business Combination, Noble and its subsidiaries (the “Noble Group”) will become wholly owned by the Offeror.

2.1.2	Offer consideration

Pursuant to the Offer Document, the Offeror is offering 1.6137 newly and validly issued, fully paid and non-assessable A ordinary shares in the Offeror of nominally USD 0.00001 per share (“Topco Shares”, which for the purpose of this statement shall be construed as to include both the Topco Shares to be applied for admission to trading on the NYSE (as defined below) under the symbol "NE" and the share entitlements to be applied for admission to trading and official listing on Nasdaq Copenhagen A/S (“Nasdaq Copenhagen”) under the symbol "NOBLE", as described further below) as share consideration for each share of Maersk Drilling (the “Maersk Drilling Shares”) of nominally DKK 10.00 (the “Exchange Ratio”). The Topco Shares offered in the Offer will be delivered in the form of share entitlements (the “Topco Offer Shares”) and will, subject to the considerations set out in the Offer Document, be fully fungible with the other Topco Shares, including with respect to dividend entitlements as well as voting rights. The Topco Offer Shares will be credited to the DTC Participant account of Computershare Trust Company, N.A. (“Computershare”) in the name of Euronext Securities (Copenhagen), the official Danish central securities depository and designated securities settlement system operated by VP Securities A/S (“Euronext Securities Copenhagen”), and such interests will in turn be credited to the relevant Euronext Securities Copenhagen accounts of the accepting Maersk Drilling Shareholders in settlement of the Offer and any Compulsory Purchase (as defined below).

The Offeror is also offering each Maersk Drilling Shareholder the opportunity to elect to receive cash consideration, in lieu of their entitlement to Topco Shares, up to the amount of USD 1,000 per Maersk Drilling Shareholder, payable in DKK, subject to an aggregate cash consideration cap of USD 50 million (the “Cash Election”).

To the extent a Maersk Drilling Shareholder makes a Cash Election, the cash consideration will be calculated as the product of (A) the number of Maersk Drilling Shares subject to the Cash Election, (B) the Exchange Ratio and (C) USD 29.00, which represents the volume-weighted average closing price on the NYSE of the ordinary shares of Noble (the “Noble Shares”) for the 10 trading days ending on the date two business days prior to the publication of the Offer Document.

A Maersk Drilling Shareholder making a Cash Election will receive, as applicable, (i) USD 1,000 for the applicable portion of their Maersk Drilling Shares (the exact amount will be the amount closest to, but below or equal to, USD 1,000 calculated as the product of the number of Cash Acceptance Shares held and the Cash Consideration each Cash Acceptance Share represents), or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than USD 1,000 in the aggregate, subject to any reduction under the aggregate cash consideration cap of USD 50 million. A Maersk Drilling Shareholder holding Maersk Drilling Shares exceeding a value of USD 1,000 in the aggregate cannot elect to receive less than USD 1,000 in cash consideration if it makes a Cash Election. The cash consideration will be payable in DKK with such amount payable in DKK translated from USD in accordance with the currency rate applicable on the date two business days prior to publication of the Offer Document.

In the event the aggregate cash consideration to be paid in the Offer exceeds USD 50 million, the Maersk Drilling Shareholders making a Cash Election shall receive their pro rata portion of cash in respect of their amount of Maersk Drilling Shares validly tendered by way of the Cash Election and receive Topco Offer Shares in respect of their remaining Maersk Drilling Shares tendered in the Offer.

No fractional shares will be issued in the Offer and each Maersk Drilling Shareholder who otherwise would be entitled to receive a fraction of a Topco Offer Share pursuant to the Offer shall receive, in lieu thereof, cash equal to such fractional part of a Topco Offer Share.

Reference is made to sections 4.2 (Share Consideration), 4.3 (Cash Consideration), 4.4 (Total consideration offered) and 4.5 (Adjustment of Offer Consideration) in the Offer Document for detailed information on the consideration offered.

2.1.3	Offer Period

The Offer is valid as of 10 August 2022 and expires on 8 September 2022 at 23:59 (CEST) or at the expiration of any extension of the offer period as decided by the Offeror as set forth in the Offer Document or any supplement thereto (the “Offer Period”).

2.1.4	Conditions to the Offer

The Offeror’s completion of the Offer is subject to certain conditions (the “Conditions”) being satisfied, waived or reduced in scope by the Offeror or mutually amended by Maersk Drilling and the Offeror to the extent permitted by law and by the Business Combination Agreement.

The Conditions to completion of the Offer include conditions (non-exhaustive) that: (i) upon completion of the Offer, the Offeror will hold Maersk Drilling Shares representing at least 80% of the outstanding share capital and voting rights of Maersk Drilling (excluding treasury shares) (which percentage may be lowered by the Offeror in its sole discretion to not less than 70%) (the “Minimum Acceptance Condition”); (ii) approvals by at least two-thirds majority of the Noble shareholders are obtained in respect of transactions contemplated by the Business Combination; (iii) Topco Shares to be issued in the Business Combination, including in connection with the Offer, have been approved for listing on the New York Stock Exchange (the “NYSE”) and for admission to trading and official listing on Nasdaq Copenhagen; (iv) the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission and the Exemption Document have become effective; (v) no law shall be in effect that prohibits or makes illegal the consummation of the transactions contemplated by the Business Combination; (vi) any applicable approvals or clearances, as relevant, under the antitrust laws or foreign direct investment laws of the required jurisdictions have been obtained, and (vii) the Business Combination Agreement has not been validly terminated in accordance with its terms.

The Registration Statement was declared effective on 11 April 2022 and the Noble shareholders have adopted the transactions contemplated by the Business Combination on an extraordinary general meeting on 10 May 2022. Approximately 99% of the votes cast at the extraordinary general meeting were in favor of the Business Combination.

Reference is made to section 4.10 (Conditions to Completion) of the Offer Document for a full description and the exhaustive list of Conditions.

2.1.5	The Offeror’s right to withdraw the Offer

Subject to applicable law and the terms of the Business Combination Agreement, the Offeror has reserved the right to withdraw or terminate the Offer at any time prior to the expiration of the Offer Period (i) if one or more of the Conditions have not been satisfied on expiration of the Offer Period, (ii) if one or more of the Conditions becomes incapable of being satisfied at any time prior to completion of the Offer, or (iii) if it becomes apparent at any time prior to completion of the Offer that one or more Conditions will not be satisfied. In respect of the conditions set forth in sections 4.10(g) and (h) of the Offer Document (relating to regulatory approvals) and notwithstanding the foregoing, it will be irrevocably determined, no later than on the date of the announcement of the preliminary result of the Offer, whether or not these conditions to completion of the Offer have been fulfilled.

Further, in case a competing offer is presented, the Offeror has the right to withdraw the Offer subject to applicable law and the terms of the Business Combination Agreement. In case of a competing offer, the Business Combination Agreement may only be terminated, and consequently the Offer withdrawn, if, following negotiations between Maersk Drilling and the Offeror, a competing offer presented by a third party is deemed superior to the Offer causing the Maersk Drilling Board to change its current recommendation to accept the Offer as presented by the Offeror.

Any withdrawal of the Offer will be announced through Nasdaq Copenhagen, the OAM-database of the Danish FSA and via electronic media as required under applicable laws, rules and regulations.

Maersk Drilling Shareholders are bound by their tenders throughout the duration of the Offer Period and will only have the right to withdraw their tenders in the event of a competing offer.

Reference is made to sections 4.12 (Right to withdraw the Exchange Offer) and 4.14 (Right to withdraw acceptance) of the Offer Document for further information on withdrawal rights.

2.1.6	Settlement

Based on an Offer Period expiring on 8 September 2022 at 23:59 CEST, the settlement date is expected to be 3 October 2022. If the Offer Period is extended, the settlement date will be postponed accordingly.

Upon acceptance of the Offer, all Maersk Drilling Shares validly tendered in the Offer will be transferred to a separate securities account with Euronext Securities Copenhagen and a specific transfer restriction with respect to the Maersk Drilling Shares will be entered into the book-entry account system. Simultaneously, a number of interim acceptance shares corresponding to such number of Maersk Drilling Shares tendered in the Offer (the "Acceptance Shares") corresponding to such number of Maersk Drilling Shares tendered in the Offer will be recorded on each respective Maersk Drilling Shareholder's account with Euronext Securities Copenhagen. Each Acceptance Share received by Maersk Drilling Shareholders represents the right to receive 1.6137 Topco Offer Share upon completion.

Following the expiration of the Offer Period, the holders of Acceptance Shares (the “Acceptance Share Holders”), including Acceptance Share Holders that have acquired Acceptance Shares in the market will be afforded the opportunity to make a Cash Election during the period commencing 12 September 2022 and ending 26 September 2022 at 23:59 CEST (based on an Offer Period expiring on 8 September 2022 at 23:59 CEST and subject to any potential extensions of the Offer Period) and are expected to receive a notice from their account holding institution regarding this opportunity. In order to make a Cash Election, the Acceptance Share Holders must actively make the Cash Election through their account holding institution or custodian bank. Upon making a Cash Election, such number of Acceptance Shares held by the Acceptance Share Holder, which represents up to USD 1,000 in cash consideration will be exchanged for a corresponding number of other interim shares representing Maersk Drilling Shares (the “Cash Acceptance Shares”) issued in a separate and interim ISIN code DK0061803293. In case the cash consideration cap of USD 50 million is exceeded, the Acceptance Share Holders will exchange a correspondingly lower amount of Acceptance Shares for Cash Acceptance Shares. On the settlement date, all Cash Acceptance Shares will be exchanged for cash consideration.

Any Acceptance Shares not exchanged for Cash Acceptance Shares will be converted into Topco Offer Shares in Euronext Securities Copenhagen's book-entry account system, with such amount of Topco Offer Shares receivable calculated in accordance with the Exchange Ratio at 17:59 CEST on the day before the Offer completion date. In case of fractions of Topco Offer Shares, the number of Topco Offer Shares such Acceptance Share Holder shall receive under the Offer will be rounded down to the next lower, full number of Topco Offer Shares, and any remaining Maersk Drilling Shares entitling the holder to fractional Topco Offer Shares will be settled in cash.

The Acceptance Shares and the Cash Acceptance Shares carry the same shareholder rights as the Maersk Drilling Shares. The reason for use of separate securities codes for the Acceptance Shares and the Cash Acceptance Shares is to allow Maersk Drilling Shareholders to continue to trade in Maersk Drilling Shares after tendering acceptances of the Offer and to facilitate the technical aspects of settlement of the Offer.

The Acceptance Shares and the Cash Acceptance Shares have been approved for trading on Nasdaq Copenhagen. For additional information concerning settlement of the Exchange Offer, reference is made to sections 3.11 (Settlement) and 9.7 (Technical Completion of the Exchange Offer) of the Offer Document.

2.1.7	Complete information on the Offer

For complete information on the Offer, reference is made to the Offer Document dated 8 August 2022 and the exemption document dated 8 August 2022 (the “Exemption Document”) each prepared and published by the Offeror and as approved by the Danish Financial Supervisory Authority and prepared for the purpose of the Offer. Each document has been made available on the Offeror’s website, www.noblecorp.com. A link to the Offer Document and the Exemption Document on the Offeror’s website is also included on Maersk Drilling’s website, www.maerskdrilling.com. In the event of any inconsistencies in respect of the Offer between the Offer Document and the Exemption Document, on the one hand, and this statement, on the other hand, the provisions set forth in the Offer Document and/or the Exemption Document shall prevail.

3	Conclusion by the Maersk Drilling Board

Based on the analysis set forth in this statement and taking into consideration the advantages and disadvantages of the Offer, the Maersk Drilling Board has unanimously decided to recommend that Maersk Drilling Shareholders accept the Offer.

This statement and recommendation is based on an assessment of the issues and factors, which the Maersk Drilling Board concluded to be material in evaluating the Offer, including, but not limited to, the fairness opinion rendered by J.P. Morgan to the Maersk Drilling Board on 9 November 2021, which was confirmed by delivery of a written opinion, dated 10 November 2021 (as described in section 7.2 below), the support from major shareholders in the form of an Irrevocable Undertaking (as defined below) and Letters of Intent (as defined below), and the Offeror’s stated intentions with regard to the future development of Maersk Drilling and Topco as the combined company.

This conclusion should be read in conjunction with the full statement set out herein.

Notwithstanding this recommendation, each Maersk Drilling Shareholder is, in any event, responsible for making its own decision whether or not to accept the Offer, taking into account their individual circumstances. The factors discussed herein do not purport to be a complete list of considerations that individual Maersk Drilling Shareholders may deem relevant, and Maersk Drilling Shareholders must therefore form their own opinion as to the consequences of accepting or not accepting the Offer in light of their individual circumstances. Maersk Drilling Shareholders are advised to obtain independent expert advice, as appropriate. Subject to applicable law, the Maersk Drilling Board accepts no liability should a Maersk Drilling Shareholder suffer any negative impact as a result of accepting or not accepting the Offer.

4	The process leading up to the submission of the Offer

4.1	Strategic considerations

The Maersk Drilling Board regularly reviews Maersk Drilling’s performance, prospects and strategy in light of current and expected business and economic conditions, developments relating to the market for offshore drilling services, and Maersk Drilling’s position in the industry. These reviews have included the evaluation of acquisition and divestiture opportunities as well as potential strategic alternatives, including business combinations and remaining a standalone company. To that end, from time to time, senior management of Maersk Drilling has engaged in discussions with representatives of other companies in the industry, investment bankers and others regarding opportunities to enhance shareholder value and further Maersk Drilling’s strategic objectives. Preliminary discussions between Noble and Maersk Drilling were initiated in May 2021, which eventually led to signing of the Business Combination Agreement. Reference is made to section 6.5 (Background of the Business Combination) of the Exemption Document for a detailed description of the background of the Business Combination.

Maersk Drilling has been assisted by J.P. Morgan as financial advisor and Davis Polk & Wardwell London LLP, Allen & Overy LLP, and Gorrissen Federspiel Advokatpartnerselskab as legal advisors in connection with the Business Combination and the process leading up to the Offer.

4.2	Business Combination Agreement

On 10 November 2021, Maersk Drilling and Noble announced they had entered into the Business Combination Agreement according to which the Offeror confirmed and undertook, subject to certain conditions, to make the Offer.

Upon and subject to completion of the Offer and the Closing of the Business Combination, each of the Noble Group and the Maersk Drilling Group will become wholly owned by the Offeror.

Each of Noble and Maersk Drilling has certain rights to terminate the Business Combination Agreement. For example, in the event certain regulatory approvals necessary to consummate the Business Combination are materially delayed, the Business Combination Agreement provides that Maersk Drilling will, under certain situations, have the right to terminate the Business Combination Agreement.

Reference is made to section 7.1 (Business Combination Agreement) of the Exemption Document for a description of the main terms of the Business Combination Agreement.

4.3	Alternative proposals

The Business Combination Agreement contains provisions prohibiting Noble and Maersk Drilling from seeking or discussing any alternative acquisition proposal to the Business Combination. In particular, each of Maersk Drilling and Noble has agreed that from and after the date of the Business Combination Agreement until the last trading day immediately preceding the expiration of the Offer Period, they will not initiate or solicit any inquiry, proposal or offer with respect to any alternative proposal or enter into or continue any discussions or negotiations with respect to Noble or Maersk Drilling, as applicable, or their respective subsidiaries in connection with an alternative proposal.

Notwithstanding the restrictions described above, the Business Combination Agreement provides that if Maersk Drilling receives a written alternative proposal, Maersk Drilling may contact such person to clarify the terms and conditions thereof, if the Maersk Drilling Board determines in good faith, after consultation with its outside counsel and financial advisor that such alternative proposal constitutes or would reasonably be expected to lead to a superior proposal, then Maersk Drilling and its representatives may engage in discussions or negotiations with such person with respect to such alternative proposal.

Reference is made to section 7.1.13 (No Solicitation of Alternative Proposals) of the Exemption Document for a full description of restrictions on alternative proposals.

4.4	Irrevocable Undertaking and Letters of Intent from certain Maersk Drilling Shareholders

APMH Invest A/S (“APMH Invest”) has entered into an irrevocable undertaking (the “Irrevocable Undertaking”) with Noble, the Offeror and Maersk Drilling, in which it has, among other things, agreed to (a) accept the Offer in respect of the Maersk Drilling Shares that it owns and not withdraw such acceptance; (b) waive the right to make the Cash Election in the Offer; (c) not vote in favour of any resolution to approve a competing alternative proposal; and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns. The Irrevocable Undertaking will lapse if (i) the Business Combination Agreement is terminated in accordance with its terms; (ii) the Offeror announces that it does not intend to make or proceed with the Business Combination or (iii) the Offer lapses or is withdrawn and no new, revised or replacement offer is announced within 10 business days. The Maersk Drilling Shares subject to the Irrevocable Undertaking represent approximately 41.6% of the Maersk Drilling Shares and voting rights as at the date of the Offer Document.

In addition to the Irrevocable Undertaking, A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond and Den A.P. Møllerske Støttefond, which owned 8.9% and 3.1%, respectively, of the share capital and voting rights of Maersk Drilling as of the date of their Letters of Intent, have expressed their intention to accept or procure the acceptance of the Offer in respect of the Maersk Drilling Shares that they own (the “Letters of Intent”).

4.5	Voting Agreements entered into with certain shareholders of Noble

Noble and Maersk Drilling have entered into voting agreements with certain funds and accounts for which Pacific Investment Management Company LLC serves as investment manager (the "Investor Manager"), certain funds and accounts for which Canyon Capital Advisors LLC and/or one of its affiliates serves as investment manager, advisor or co-adviser, as applicable, and certain funds advised by GoldenTree Asset Management LP, which collectively held approximately 53% of the issued and outstanding shares of Noble as of the date of the voting agreements and 50.1% pursuant to the latest publicly available data as of 28 July 2022. Pursuant to the voting agreements, each of such Noble shareholders has, among other things, agreed to (a) consent to and vote (or cause to be voted) its Noble shares (i) in favour of all matters, actions and proposals contemplated by the Business Combination Agreement for which Noble shareholder approval is required and any other matters, actions or proposals required to consummate the Business Combination in accordance with the Business Combination Agreement, and (ii) among other things, against any competing alternative proposal; (b) be bound by certain other covenants and agreements relating to the Business Combination and (c) subject to certain exceptions, be bound by certain transfer restrictions with respect to a portion of their securities.

The voting agreements will terminate upon the earliest to occur of (i) the date that is 10 months from the date of the voting agreements, (ii) the closing date of the Business Combination, and (iii) the termination of the Business Combination Agreement pursuant to its terms. Notwithstanding the foregoing, each such shareholder will have the right to terminate the applicable voting agreement if the Business Combination Agreement has been amended in a manner that materially and adversely affects such shareholder.

The Noble shareholders adopted the transactions contemplated by the Business Combination on an extraordinary general meeting held on 10 May 2022. Approximately 99% of the votes cast at the extraordinary general meeting were in favour of the Business Combination.

5	Background for the Maersk Drilling Board’s assessment and recommendation of the Offer

5.1	Business and strategy of Maersk Drilling

Maersk Drilling and its subsidiaries and affiliates (together, the “Maersk Drilling Group”) is a leading player in the offshore contract drilling industry providing offshore drilling services to E&P companies in support of their (upstream) exploration and development activities. The value proposition of the Maersk Drilling Group revolves around a leading sustainability ambition, the delivery of safe, efficient, and reliable drilling services, primarily in harsh and deepwater environments; its business model is built upon multiple mutually reinforcing components summarized as advanced technology, operational excellence, and customer-centricity. This has been developed over decades of working towards a vision of driving improved offshore well economics for customers.

The Maersk Drilling Group’s strategy is anchored on three pillars: (i) Smarter Drilling for Better Value, (ii) Responsible Drilling, and (iii) applying its innovation capabilities to selected Energy Transition opportunities. Smarter Drilling for Better Value is the Maersk Drilling Group’s value proposition aimed at helping customers maintain and build resilient and future proof portfolios and assets in a volatile price environment. Responsible Drilling represents Maersk Drilling Group’s commitment aimed to create value for energy companies by drilling high-quality wells in a safe, efficient, and reliable manner while actively addressing greenhouse gas (GHG) emissions related to drilling campaigns. Finally, there are potential opportunities in the Energy Transition space where the Maersk Drilling Group could potentially leverage its technological, operational and commercial capabilities. The Maersk Drilling Group has dedicated resources to exploring such opportunities within its innovation team and is actively exploring potential opportunities together with customers and partners.

5.2	Maersk Drilling’s capital structure and shareholder base

5.2.1	Maersk Drilling Shares

At the date of this statement, Maersk Drilling’s registered share capital is DKK 415,321,120. The share capital is divided into 41,532,112 Shares of DKK 10.00 each. Each share carries one vote.

The Maersk Drilling Shares are admitted to trading and official listing on Nasdaq Copenhagen under the symbol "DRLCO'' and ISIN DK0061135753.

5.2.2	Shareholders of Maersk Drilling

Maersk Drilling’s shareholder base primarily includes Danish and international institutional investors as well as Danish retail investors and consisted of approximately 54,000 shareholders as of 28 July 2022 based on the shareholders’ register of Maersk Drilling. As of 28 July 2022, Maersk Drilling held 141,402 Maersk Drilling shares in treasury.

As at 28 July 2022, to the knowledge of the Maersk Drilling Board, the following major shareholders hold 5% or more of the share capital and the voting rights of Maersk Drilling:

•	APMH Invest A/S held 17,283,590 Maersk Drilling Shares, corresponding to 41.6% of the total share capital and voting rights of Maersk Drilling, and

•	A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond held 3,679,405 Maersk Drilling Shares, corresponding to 8.9% of the total share capital and voting rights of Maersk Drilling.

As of the date of this statement, we have been informed that none of the Offeror, Noble or their respective board members or executive management, and none of the Offeror’s or Noble’s respective subsidiaries, own any shares in Maersk Drilling.

5.3	Maersk Drilling financial information

Maersk Drilling announced its annual report for the financial year ended 31 December 2021 (the “2021 Annual Report”) on 11 February 2022, including financial guidance for 2022. On 12 May 2022, Maersk Drilling published its Q1 Trading Statement for the three months ended 31 March 2022 (the “Q1 2022 Trading Statement”).

Reference is made to section 6.3 (Key financial figures and financial guidance for the Company) of the Offer Document, section 17 (Operating and Financial Review of the Maersk Drilling Group) of the Exemption Document and the 2021 Annual Report for complete information on the financials for 2021 and the financial guidance for 2022 and to the Q1 2022 Trading Statement for selected financial information for the three months ended 31 March 2022.

5.4	Noble financial information

Reference is made to section 16 (Operating and Financial Review of the Noble Group) of the Exemption Document for Noble’s 2021 financial information and financial guidance for 2022 as well as Noble’s 2022 Q1 financial information.

5.5	Material contracts and change of control provisions

Some of the agreements to which the Maersk Drilling Group is a party contain provisions that will or may take effect in case of a change of control, including a syndicated term and revolving facilities agreement (the “Syndicated Facilities Agreement”), a term loan facility entered into with Danmarks Skibskredit A/S (the “DSF Facility Agreement”) and a branding agreement entered into by and among Maersk Drilling A/S, A.P. Møller - Mærsk A/S and A.P. Møller Holding A/S and adhered to by Maersk Drilling (the “Branding Agreement”).

In connection with the Business Combination and the Offer, Maersk Drilling has secured consent letters from each lender under the Syndicated Facilities Agreement and a waiver and amendment letter under the DSF Facility Agreement which, subject to certain terms and conditions, entail that no rights in respect of a change of control will be exercised for the Syndicated Facilities Agreement or the DSF Facility Agreement, as applicable, in respect of the Business Combination.

The Branding Agreement governs the Maersk Drilling Group’s use of a number of trademarks, names, vessel and rig names and other designations including “Maersk Drilling” as trademark and company name, the Maersk blue color and the seven-pointed star. The Branding Agreement is expected to be terminated in connection with and conditional upon completion of the Business Combination and the Offer. Upon termination, the Maersk Drilling Group must cease to use licensed “Maersk trademarks”, including the “Maersk” name and the “Maersk” blue colour, and remove any references thereto within the applicable notice periods, including changing company names, repaint and rename vessels, etc., subject to a number of practical reservations in terms of timing.

Reference is made to section 14.2 (Material Contracts of the Maersk Drilling Group) of the Exemption Document for a more detailed description of certain material contracts of the Maersk Drilling Group and the applicable change of control provisions.

6	The Offeror’s intentions

6.1	Purpose of the Offeror and strategic rationale

The Offer is being made to establish the Offeror as the new holding company of Noble and Maersk Drilling and create a world class offshore driller with improved the marketability and ability to attract a broader and more diversified international investor base. Upon completion of the Offer and the Business Combination, the Offeror will be the ultimate parent company and own the businesses of Noble and Maersk Drilling with a view to create a world-class offshore driller.

The Business Combination carries strong industry logic and will create a differentiated provider of offshore drilling services, which will be able to enhance the customer experience through increased scale, global reach, and industry-leading innovation.

The combined company will benefit from a modern, high-end fleet of floaters and jackup rigs across benign and harsh environments, which will serve a broad portfolio of high quality, blue-chip customers. The combination will bring together two complementary cultures with an unwavering commitment to best-in class safety performance and customer satisfaction with the aim of the combined company becoming a leader and first-mover in innovation and sustainability. The combined company’s scale will significantly enhance its cost-competitiveness.

The combined company is expected to have a normalized free cash flow potential of up to USD 375 million in 2023 and onwards with a highly attractive free cash flow yield potential, and additional cash flow growth stemming from the recovery of the international offshore drilling market. The balance sheet of the combined company will be best-in class with low net leverage and strong liquidity including a combined cash balance of approximately USD 900 million, providing resiliency through the cycle and allowing the combined company to focus on implementing a sustainable return of capital policy for shareholders.

For further information on the Offeror’s strategic rationale of the Offer, reference is made to section 7.1 (Background to the Exchange Offer and strategic rationale) of the Offer Document and sections 6.5 (Background of the Business Combination) and 6.6 (The Noble Board of Directors’ Reasons for the Business Combination) of the Exemption Document for details on the Offeror’s and Noble’s strategic rationale of the Business Combination and the Offer.

6.2	Financial position of the combined company

Selected unaudited pro forma condensed combined financial information has been prepared by the Offeror and is presented in the Exemption Document for illustrative purposes only.

The pro forma financial information set forth in the Exemption Document has been based on certain assessments and judgments solely made by the Offeror, and is not necessarily indicative of the operating results or financial position that would have occurred, if the Business Combination had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined business of Noble and Maersk Drilling. The hypothetical financial position and results included in the unaudited pro forma financial information may be different from the Offeror's actual financial position and results.

Reference is made to sections 5 (Presentation of Financial Information), 18 (Unaudited Pro Forma Financial Information), 19 (Consolidated Prospective Financial Information of the Noble Group) and 20 (Consolidated Prospective Financial Information of the Maersk Drilling Group) of the Exemption Document.

6.3	Corporate structure and shareholder base of the combined company

Upon completion of the Offer and assuming that 70,313,224 Topco Shares are issued to the Noble shareholders in the Cayman Merger (as defined below), that all Maersk Drilling Shareholders accept the Offer and that between 64,938,698 Topco Offer Shares (assuming the Maersk Drilling Shareholders make Cash Elections which in the aggregate amount to the cash consideration cap of USD 50 million) and 66,792,189 Topco Offer Shares (assuming no Maersk Drilling Shareholders make Cash Elections) are issued to the Maersk Drilling Shareholders in the Offer, the Noble shareholders will own between approximately 51.3% and 52.0% and the Maersk Drilling Shareholders between approximately 48.7% and 48.0% of the total issued and outstanding share capital and the total voting rights of Topco. The Cayman merger (the “Cayman Merger”) means the merger of Noble with and into Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco (the “Merger Sub”) with Merger Sub continuing as the surviving entity, as a result of which Noble will become a wholly-owned direct subsidiary of Topco.

The Offeror was renamed Noble Corporation plc on 12 May 2022, is a public limited company domiciled (tax resident) in the United Kingdom and will be headquartered in Houston, Texas.

Prior to completion of the Offer, the Offeror will apply to have the Topco Shares, including the Topco Offer Shares, listed on the NYSE and submit an application to Nasdaq Copenhagen for the admission to trading and official listing of the Topco Shares on Nasdaq Copenhagen.

Reference is made to section 24.4 (Expected ownership structure of Topco following the Business Combination) of the Exemption Document for a detailed description of the corporate structure and shareholder base of the combined company following the closing of the Business Combination.

6.4	Board of directors and executive management of the combined company

6.4.1	Topco Board and executive management

The board of directors of the combined company (the “Topco Board”) will initially be comprised of seven individuals: three individuals designated by Maersk Drilling (Claus V. Hemmingsen, the current Chairman of the Maersk Drilling Board, Kristin H. Holth and Alastair Maxwell), three individuals designated by Noble (Charles M. (Chuck) Sledge, the current Chairman of the board of directors of Noble, who will become Chairman of the combined company, Alan J. Hirshberg and Ann D. Pickard) and Robert W. Eifler, the Chief Executive Officer of Noble, who will also serve as the Chief Executive Officer of the combined company. Richard B. Barker, the Chief Financial Officer of Noble, will serve as the Chief Financial Officer of the combined company.

In addition, at the Closing, the Offeror will enter into a relationship agreement with the Investor Manager and APMH Invest, which will set forth certain director designation rights following the Closing. In particular, pursuant to the relationship agreement, each of the Investor Manager and APMH Invest will be entitled to designate (a) two nominees to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns no fewer than 20% of the then outstanding Topco Shares and (b) one nominee to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns fewer than 20% but no fewer than 15% of the then outstanding shares in the Offeror.

Reference is made to section 7.3 (Changes to the Company Board and the Company Executive Management) of the Offer Document and section 22 (Board of Directors, Management and Corporate Governance) of the Exemption Document for a description of the Topco Board and executive management of Topco following completion of the Offer and the Business Combination.

6.4.2	Committees of the Topco Board

Upon the completion of the Business Combination, the Topco Board will establish four standing committees comprised of independent, non-executive directors: an audit committee, a compensation committee, a nominating and governance committee and a safety and sustainability committee. Each committee will operate under a charter approved by the Topco Board that will be effective upon completion of the Business Combination. Following the consummation of the Business Combination, copies of each charter will be posted on the Offeror’s website.

Reference is made to section 22.4 (Committees of the Topco Board of Directors) of the Exemption Document for a description of committees of the Topco Board following completion of the Offer and the Business Combination.

6.4.3	Shareholder Rights

Topco Shares will have the rights set out in the articles of association of Topco. Topco Shares carry pre-emption rights and the right to receive dividends as from their date of issue.

The exercise of shareholder rights attached to Topco Shares will be different from the exercise of shareholder rights attached to Maersk Drilling Shares, and the exercise of shareholder rights attached to Topco Shares will require the participation from Cede & Co., the Depository Trust Company (“DTC”), Computershare and Euronext Securities Copenhagen, as the Topco Shares represent share entitlements, issued to Cede & Co. as custodian for DTC, and credited to the account of Computershare in the name of Euronext Securities Copenhagen.

Reference is made to section 4.18 (Shareholder rights of future holders of Topco Shares and cross-border settlement) of the Offer Document and section 28 (Description of the Shares and the Share Capital) of the Exemption Document for a description of the shareholder rights applicable to the Topco Shares following completion of the Offer and the Business Combination.

6.4.4	Corporate Governance

Topco will apply the Recommendations on Corporate Governance of the Danish Committee on Corporate Governance issued in December 2020 as applicable in Denmark.

Reference is made to section 22.5 (Corporate Governance) of the Exemption Document for a description of the corporate governance rules that will be applicable to Topco following completion of the Offer and the Business Combination.

Topco has chosen to apply the Danish Recommendations on Corporate Governance on the basis of Denmark being one of the jurisdictions in which the Topco Shares is contemplated to be admitted to trading and official listing (subject to completion of the Exchange Offer and the Business Combination).

6.5	Compulsory Purchase

Upon completion of the Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares and voting rights are acquired by the Offeror, the Offeror intends to redeem any Maersk Drilling Shares not exchanged in the Offer (the “Minority Shares”) for Topco Shares or cash at the election of the Maersk Drilling Shareholder by way of a compulsory purchase under Danish law (the “Compulsory Purchase”).

Remaining holders of Minority Shares that do not make an election as part of the Compulsory Purchase will receive cash in the Compulsory Purchase.

The cash compensation per Maersk Drilling Share to be paid in case the Compulsory Purchase is initiated within three months after the end of the Offer Period will be calculated using the same method as for the cash consideration paid in the Offer.

If 90% or less of the issued and outstanding Maersk Drilling Shares and voting rights are acquired by the Offeror upon completion of the Offer, the Offeror will not be able to carry out a compulsory purchase but may be able to do so subsequently, if the Offeror increases its shareholding in Maersk Drilling to more than 90% of the aggregate outstanding issued share capital and voting rights of Maersk Drilling (excluding treasury shares held by Maersk Drilling).

Reference is made to section 7.7 (Compulsory Purchase (squeeze-out)) of the Offer Document for a full description of the Compulsory Purchase.

6.6	Listing of Topco Shares and delisting of Maersk Drilling Shares

Prior to completion of the Offer, the Offeror intends to apply for and have the Topco Shares listed on the NYSE under the symbol “NE”, and to apply for and have the Topco Offer Shares admitted to trading and official listing on Nasdaq Copenhagen under the symbol “NOBLE”. The Offeror has agreed to use its best endeavours to ensure that the admission to trading and official listing of Topco Shares on Nasdaq Copenhagen remains effective at least until the second anniversary of the Closing and so long as the Topco Board deems it appropriate when considering the position of Danish retail shareholders.

The Offeror also intends to delist the Maersk Drilling Shares from Nasdaq Copenhagen at an appropriate time (including, to the extent permitted by Nasdaq Copenhagen, if upon completion of the Offer, the Offeror holds more than 90% of all Maersk Drilling Shares and voting rights of Maersk Drilling, excluding any treasury shares held by Maersk Drilling). If delisting is achieved, the Offeror will in due course initiate amendments to the articles of association of Maersk Drilling to reflect that Maersk Drilling is no longer a listed company in which case the Maersk Drilling Shareholders would no longer benefit from the increased reporting duties required as long as Maersk Drilling is admitted to trading on a regulated market.

It is expected that the Maersk Drilling Shares will remain registered with Euronext Securities Copenhagen until the Compulsory Purchase has been completed.

7	The Maersk Drilling Board’s assessment of the Offer and the Business Combination

In coming to its decision to recommend that Maersk Drilling Shareholders accept the Offer (as described in section 3 above), the Maersk Drilling Board has considered a number of factors in relation to the Offer as set out below.

The following discussions and analysis are not intended to be exhaustive, but rather include the principal factors considered by the Maersk Drilling Board. In view of the wide variety of factors considered in connection with its evaluation of the Business Combination and the complexity of these matters, the Maersk Drilling Board did not find it useful and did not attempt to quantify or assign any relative or specific weighting to the various factors that it considered in reaching its decision to approve the Business Combination Agreement and the transactions contemplated thereby, and the factors identified below are therefore not listed in any particular order. In addition, individual members of the Maersk Drilling Board may have given differing weightings to different factors. The Maersk Drilling Board conducted an overall review of the factors described below, including by way of thorough discussions with Maersk Drilling’s management and outside legal and financial advisors.

The Maersk Drilling Shareholders are advised to examine all the risks and legal requirements described in the Offer Document and the Exemption Document that might be relevant in connection with a decision whether or not to accept the Offer. Deciding whether or not to accept the Offer involves a high degree of risk. Investors should read the Offer Document, the Exemption Document, and the documents incorporated by reference therein in their entirety and, in particular, the section of the Exemption Document entitled "Risk Factors", for a discussion of certain risks and other factors that should be considered in connection with the Offer.

7.1	The offer consideration

The following table shows the offer consideration based on the agreed Exchange Ratio compared to the closing sale price per Noble Share and Maersk Drilling Share as reported on the NYSE and Nasdaq Copenhagen, respectively, as of 9 November 2021, being the last trading day before the public announcement of the Business Combination. Subsequent to this date, the price of Noble Shares and Maersk Drilling Shares have generally converged around the agreed Exchange Ratio.

	Noble closing price (USD)	Maersk Drilling closing price (USD)[1]	Offer consideration premium (%)
9 November 2021	USD 28.57	USD 36.00	28%

7.2	Fairness opinion

J.P. Morgan has provided the Maersk Drilling Board with an opinion, as of 9 November 2021, which was confirmed by delivery of a written opinion, dated 10 November 2021, based on the factors, assumptions and procedures specified therein, on the fairness from a financial point of view to the Maersk Drilling Shareholders of the consideration to be paid to such holders in the Business Combination.

1 Based on Bloomberg USD closing price on 9 November 2021

7.3	Advantages related to the Offer

The Maersk Drilling Board believes the following factors relating to the Offer will provide advantages to Maersk Drilling, including the Maersk Drilling Shareholders:

-	the Business Combination will result in the creation of a world-class offshore drilling company;

-	the combined company will benefit from a diversified fleet and revenue mix, a robust contract backlog with significant earnings visibility, a solid balance sheet, and a strong free cash flow potential, supporting the potential for return of capital to shareholders while providing resiliency through the industry cycle;

-	the combined company will own and operate an industry-leading fleet of high-specification and modern floaters and jack-ups operating across harsh and benign environments, for a diverse range of blue-chip customers in the most attractive offshore oil and gas basins, equipping it to respond to economic and industry developments, including cyclical economic environments;

-	the combined capabilities of Maersk Drilling and Noble in different sub-segments of the offshore drilling market, with Maersk Drilling’s high-quality floaters and strong clientele, presence and expertise, especially in the North Sea harsh environment jack-up market, having the ability to bolster Noble’s strong presence in many of the world’s most attractive deepwater basins;

-	the combined company is capable of attracting a broader investor base with its diversified revenue mix, a robust balance sheet with low leverage and significant liquidity position, expected material cash flow generation, and a significant backlog offering revenue and cash flow visibility, providing re-rating potential, and potential to drive investor interest, improved volume and premium trading, and generally improve access to international debt and equity financing sources;

-	the consideration being provided to Maersk Drilling Shareholders based on the Exchange Ratio implies a premium of 28% to the trading price of Maersk Drilling Shares as of the last trading date prior to the announcement of the Business Combination based on Noble closing price of USD 28.57, Maersk Drilling closing price of USD 36.00 and the Exchange Ratio of 1.6137;

-	the Business Combination is expected to allow the combined company to realize significant run-rate annual cost synergies of USD 125 million within two years of Closing and that such synergies and the scale of the combined company will significantly enhance its cost-competitiveness. Notwithstanding the foregoing, the anticipated benefits and cost savings of the Business Combination as well as the related integration costs are based on a number of estimates and assumptions that are inherently uncertain and subject to risks that could cause the actual results to differ materially from those contained in such cost estimates. Some of the assumptions that Noble and Maersk Drilling have made, such as the achievement of certain synergies, may not be realized within the anticipated timeframe, or at all;

-	the Business Combination is regarded as the best available opportunity for industry consolidation under the current market circumstances and not pursuing such an opportunity could in the longer term potentially impact negatively on Maersk Drilling and the value of the Maersk Drilling Shares;

-	under the Business Combination Agreement, the Offeror has agreed to support the continued operations of Maersk Drilling’s existing North Sea operations positioning the combined company to preserve the value, developed over several decades, of Maersk Drilling's North Sea harsh environment business, particularly in Norway;

-	Maersk Drilling and Noble share complementary core values and business principles, including Maersk Drilling’s unwavering commitments to industry leading safety performance and customer satisfaction, enabling the combined company to enhance its customers’ experience;

-	under the Business Combination Agreement, the Offeror has committed to providing certain benefits with respect to the Maersk Drilling workforce generally for a period of time after completion of the Offer and the Business Combination, including (but not limited to) certain minimum severance principles;

-	the expectation that the Business Combination is expected to have a relatively limited impact on Maersk Drilling’s offshore employees in terms of redundancies to achieve the expected cost synergies and that the Business Combination may present certain onshore employees with opportunities for continued employment in the combined company;

-	the combined company will aspire to utilize best-in-class innovation to drive sustainability and to leverage the leading role that Maersk Drilling has taken through its ambitious sustainability strategy and emissions reduction targets, providing long-term differentiation within the offshore drilling industry;

-	under the Business Combination Agreement, the Offeror has committed to adopting a rig recycling policy consistent with the existing standards of Maersk Drilling;

-	Maersk Drilling and Noble intend for Topco Shares to be listed on both Nasdaq Copenhagen and the NYSE, providing for global visibility and an enhanced investor base, and the Offeror’s commitment to have the Topco Shares traded at Nasdaq Copenhagen at least until the second anniversary of Closing and so long as the Topco Board deems it appropriate when considering the position of Danish retail shareholders;

-	three of the initial seven members of the Topco Board will be designated by Maersk Drilling (of which up to two members may be designated by APMH Invest, subject to certain minimum holding conditions), and on a going-forward basis, APMH Invest will continue to have the right to designate up to two members of the Topco Board, subject to certain minimum holding conditions;

-	Maersk Drilling Shareholders, including those with shareholdings of a value of less than USD 1,000 (representing a substantial part (by number of shareholders) of Maersk Drilling’s total shareholder base), will be able to tender their Maersk Drilling Shares for cash pursuant to the Cash Election as part of the Offer;

-	Maersk Drilling’s lenders have, subject to certain conditions, agreed not to exercise their rights in the event of the change of control that may be triggered as part of completion of the Offer; and

-	the expectation that Danish tax resident Maersk Drilling Shareholders accepting Topco Shares as consideration in the Offer will have the opportunity to elect that the share-for-share exchange is carried out as a tax-exempt transaction (instead of a taxable transaction), providing the Danish tax resident Maersk Drilling Shareholder with the option of electing the preferred and most favourable tax treatment of the share-for-share exchange.

7.4	Disadvantages related to the Offer

In addition to the advantages of the Offer listed above, the Maersk Drilling Board considers that the following factors relating to the Offer may result in disadvantages to Maersk Drilling, including Maersk Drilling Shareholders:

-	Workforce reductions for Maersk Drilling’s onshore employees are expected as a result of integration to achieve cost synergy targets, and the geographic and strategic focus of the combined company may be different from the focus of the current Maersk Drilling Group;

-	the risk that Closing may not take place within the planned time period or at all, for example if the conditions to completion are not satisfied, including the risk that the Minimum Acceptance Condition is not satisfied, which could result in a failure of the Offer;

-	the risk that regulatory approvals necessary to consummate the Business Combination may be delayed or not granted or that a regulatory or other body imposes restrictions on the Business Combination, and in particular the risk that the UK Competition and Markets Authority (the “UK CMA”) does not grant “phase 1” merger control clearance to the Business Combination which could delay, jeopardize, or otherwise adversely impact the Business Combination and/or the business of Maersk Drilling, Noble or the combined company. On 9 May 2022, the UK CMA published its decision that there are reasonable grounds for believing that a sale to a suitable purchaser of the following rigs: Noble Hans Deul, Noble Sam Hartley, Noble Sam Turner, Noble Houston Colbert, and Noble Lloyd Noble (the “Remedy Rigs”) together with sufficient supporting infrastructure might be accepted by the UK CMA to address its concerns related to lessening of competition created by the Business Combination. On 23 June 2022, Noble announced that it had entered into an asset purchase agreement (the “Asset Purchase Agreement”) with a potential purchaser, Shelf Drilling, Ltd. and one of its subsidiaries, Shelf Drilling (North Sea), Ltd., regarding the divestment of the Remedy Rigs. The Asset Purchase Agreement is subject to approval of the UK CMA and is intended to address the potential concerns identified by the UK CMA in the phase 1 review of the Business Combination. On 22 July 2022, the UK CMA commenced its public consultation seeking third party comment prior to deciding whether to accept the remedy proposal and Shelf Drilling, Ltd. as a suitable purchaser. The duration and outcome of the UK CMA review process remains uncertain;

-	the challenges inherent in the combination of two businesses of the size, geographical diversity and complexity of Maersk Drilling and Noble, including the risk that transaction and integration costs may be greater than projected, expected cost synergies may not be realized, other expected benefits of the Business Combination may not be realized and/or that the combined company will not achieve its expected financial results;

-	the risk that the pendency of the Business Combination for an extended period of time could have an adverse impact on Maersk Drilling, including the potential loss of key personnel, could impact Maersk Drilling’s ability to secure revenue backlog (new drilling contracts), and could potentially distract the attention of management and key personnel;

-	the likelihood that Maersk Drilling may lose key personnel, in particular as a consequence of the fact that the combined company will have its headquarters in Houston, Texas, and the ability for Topco as the combined company to sustain relationships with particular customers;

-	the possibility that the combined company will be unwilling or unable to maintain Maersk Drilling’s existing business model or strategy, which is key to certain of Maersk Drilling’s existing customer relationships;

-	the fact that certain provisions of the Business Combination Agreement may have the effect of discouraging alternative business combination transactions involving Maersk Drilling, including that the agreement prohibits Maersk Drilling from soliciting or engaging in discussions regarding alternative transactions during the pendency of the Business Combination and that in the event that the Maersk Drilling Board withholds, withdraws or changes its recommendation to the Maersk Drilling Shareholders in favour of the Business Combination or in certain other events, Noble will have the ability to terminate the Business Combination Agreement and receive a termination fee of USD 15 million from Maersk Drilling;

-	the potential that the agreed fixed Exchange Ratio could result in Maersk Drilling delivering greater value to the Noble shareholders than had been anticipated by Maersk Drilling should the listed share prices Maersk Drilling Shares and Noble Shares trade in favour of the shareholders of Noble in the period leading up to completion of the Offer;

-	the fact that the Branding Agreement is expected to be terminated, which entails that the name of Maersk Drilling and its subsidiaries must be amended to names that do not include any IP licensed under the Branding Agreement and vessels and rigs of Maersk Drilling will need to be renamed. The loss of the Maersk Drilling name and branding may negatively impact relationships with customers, suppliers, employees and other stakeholders. Further, as a consequence of a termination of the Branding Agreement, any display of licensed trademarks, including the “Maersk” name and the “Maersk blue” colour, will need to be removed from all sites, buildings, plants and equipment, rigs, websites, uniforms, etc., including repainting of all rigs. The Offeror has undertaken to carry out such rebranding within three months of Closing (or such later date as agreed with A.P. Møller Holding A/S), however repainting of rigs is expected to be carried out within the deadline in the Branding Agreement subject to certain practical reservations; and

-	the fact that Maersk Drilling Shareholders will have a reduced ownership and voting interest after the Business Combination and may exercise less influence over management in the combined company than they currently have over Maersk Drilling.

7.5	Effects of the Offer on Maersk Drilling’s interests and strategic plans, including employees

The Maersk Drilling Board and the Offeror have discussed the intentions of the combined company. In particular, in the opinion of the Maersk Drilling Board, the following intentions may have an effect on Maersk Drilling’s interests:

-	In connection with the Business Combination, workforce reductions are expected as a result of integration to achieve cost synergy targets, and the geographic and strategic focus of the combined company may be different from the focus of the current Maersk Drilling Group. For example, following Closing, the combined company will be headquartered in Houston, Texas and the combined company intends to significantly reduce operations in Denmark. Notwithstanding the foregoing, the Offeror has agreed that for a period not less than five years from the Closing, it will (i) use reasonable endeavors to ensure the continued operation of Maersk Drilling’s existing business and operating model in the North Sea region, (ii) allocate reasonable financial and strategic resources of the Offeror and its subsidiaries to support the continued operation of such existing business and (iii) use reasonable endeavors to ensure that such business will be headquartered in Stavanger, Norway and, following the Closing, will initially be managed by an individual appointed by Maersk Drilling;

-	Uncertainty about the effect of the Business Combination on employees, particularly onshore employees, may impair the Maersk Drilling Group’s ability to retain and motivate key personnel. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, the Maersk Drilling Group’s business, financial condition and results of operations could be materially and adversely affected;

-	In connection with the Business Combination, the continued development of Maersk Drilling’s differentiated strategy, including Smarter Drilling for Better Value and Responsible Drilling, may be slowed down or terminated due to potential resource constraints. Such constraints may arise as a consequence of difficulties in retaining or attracting skilled people. Potential adverse implications on customer demand for Maersk Drilling’s offerings may also impact the strategic development;

-	Prior to and following the Closing, the Offeror will be a public limited company incorporated under the laws of England and Wales. Additionally, the Offeror intends to have Topco Shares listed on the NYSE and admitted to trading and official listing on Nasdaq Copenhagen. As a result, the Offeror, the Topco Shares and the holders of the Topco Shares may be subject to the laws, rules and regulations of multiple jurisdictions, including the laws of the United States, Denmark and the United Kingdom, and the rules and regulations of the NYSE and Nasdaq Copenhagen;

-	The Maersk Drilling Board currently consists of six members elected by the general meeting and two members elected among the employees of Maersk Drilling A/S pursuant to a voluntary agreement for group employee representation. Following the Closing, there is no current intention that the Topco Board will include employee representatives, and employees may therefore exercise less influence over management in the combined company than they currently have in Maersk Drilling; and

-	Among other things, the Offeror has agreed that, for a period of one year following Closing, it will provide each employee of Maersk Drilling or its subsidiaries (to the extent he or she remains employed with the Offeror or its subsidiaries after Closing) with base compensation, short term and long term incentives and employee benefits that are no less favourable to those provided to such employee as of immediately prior to Closing. Additionally, immediately following the Closing, the Offeror has agreed to form a committee (consisting of an equal number of representatives who were Noble employees immediately prior to the Closing and representatives who were Maersk Drilling employees immediately prior to the Closing, which committee shall be operational until one year following Closing) to assess whether changes to employment terms are material changes to the detriment of any employee(s) in question in which case the employee(s) in question will be considered made redundant. Any non-continuing employees who receive notice that they are made redundant within 18 months following the Closing will be provided with severance terms no less favourable than the minimum terms reflecting Maersk Drilling’s past practices on severance terms.

Reference is also made to paragraphs 7.3 and 7.4 with respect to additional factors relating to the Offer which could have an effect on Maersk Drilling’s interests.

7.6	Potential consequences for Maersk Drilling Shareholders of accepting the Offer

Maersk Drilling Shareholders intending to accept the Offer should consider the following potential consequences:

-	Maersk Drilling Shareholders are bound by their tenders of Maersk Drilling Shares throughout the duration of the Offer Period. Any tender of Maersk Drilling Shares pursuant to the Offer is therefore binding and irrevocable for Maersk Drilling Shareholders who accept the Offer. Notwithstanding the foregoing, the Maersk Drilling Shareholders will have the right to withdraw their tender in the event of a competing offer, in accordance section 29 of the Takeover Order. Reference is made to section 4.14 (Right to withdraw acceptance) of the Offer Document for further information on withdrawal rights.

-	The Exchange Ratio is fixed and will not vary even if the market price of Noble Shares or Maersk Drilling Shares varies. The market value of Noble Shares and Maersk Drilling Shares at the time of Closing may vary significantly from the value on the date of the execution of the Business Combination Agreement, the date of this statement, the date on which Maersk Drilling Shareholders tender their shares in the Offer or the expiration of the Offer Period. Because the Exchange Ratio will not be adjusted to reflect any changes in the market price of the Noble Shares or Maersk Drilling Shares, the value of the consideration paid to the Maersk Drilling Shareholders who tender their shares in the Offer may be lower or higher than the market value of their Maersk Drilling Shares on earlier dates.

-	The Closing and the completion of the Offer is conditioned upon the satisfaction of the Minimum Acceptance Condition, unless waived by the Offeror in accordance with the terms of the Offer Document. Thus, at the completion of the Offer, the Offeror may own more than 80% (or, if lowered by the Offeror in its sole discretion, more than 70%) but not more than 90% of the share capital and voting rights of Maersk Drilling. Under Danish law, the Offeror must own more than 90% of the share capital and voting rights of Maersk Drilling (excluding any treasury shares held by Maersk Drilling) to implement the Compulsory Purchase. Whilst the Offeror may be able to exercise a Compulsory Purchase if it subsequently acquires more than 90% of Maersk Drilling’s outstanding shares and voting rights (excluding shares held in treasury), for instance where it acquires further Maersk Drilling Shares or where Maersk Drilling repurchases Maersk Drilling Shares, there can be no guarantee that this will happen. If the Offeror fails to acquire all of the issued and outstanding Maersk Drilling Shares, Maersk Drilling will not be a wholly owned subsidiary of the Offeror and minority Maersk Drilling Shareholders will have certain minority protection rights under Danish law and under the articles of association of Topco. Any temporary or permanent delay in acquiring all Maersk Drilling Shares could adversely affect the Offeror’s ability to integrate Maersk Drilling’s business, including achieving targeted business benefits and synergies, as well as the market value of the Topco Shares and the Offeror’s access to capital and other sources of funding on acceptable terms.

-	Failure to acquire more than 90% of the Maersk Drilling Shares could also result in the Offeror not succeeding in delisting the Maersk Drilling Shares from Nasdaq Copenhagen. Nasdaq Copenhagen may refuse to delist the Maersk Drilling Shares, which would result in more onerous regulatory compliance obligations for the combined company and affect the Offeror's ability to integrate the businesses and operations of Maersk Drilling and Noble. Further, refusal of the request to delist the Maersk Drilling Shares may increase the expenses of the Business Combination and the overall expenses of the combined company.

-	In connection with completion of the Business Combination, the Topco Shares will be listed and traded both on the NYSE and on Nasdaq Copenhagen. While the Topco Shares are traded on both markets, price and volume levels could fluctuate significantly on either market, independent on the share price or trading volume on the other market. If holders of Topco Shares decide to primarily trade on one securities market over another, the liquidity and trading price of the Topco Shares could also be materially adversely affected. In each case, investors could seek to sell or buy Topco Shares to take advantage of any price differences between the two markets through a process referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the price of Topco Shares on either exchange or in the volume of Topco Shares available for trading on either market. In addition, holders of Topco Shares in either jurisdiction will not immediately be able to transfer such shares for trading on the other market without effecting necessary procedures with Topco’s transfer agents/registrars. This could result in time delays and additional cost for Topco shareholders.

-	Under the Business Combination Agreement, the Offeror shall use its best endeavours to ensure that the admission to trading and official listing of Topco Shares on Nasdaq Copenhagen remain effective at least until the second anniversary of the Closing and so long as the Topco Board deems it appropriate when considering the position of Danish retail shareholders. Should the Topco Board after the second anniversary of the Closing deem it appropriate when considering the position of Danish retail shareholders, the Topco Shares may be delisted on Nasdaq Copenhagen. Further, it can have an impact on the tax treatment as the Topco Shares would no longer be deemed as admitted to trading on a regulated market in the EU.

-	Current Danish resident Maersk Drilling Shareholders accepting the Offer and exchanging their Maersk Drilling Shares for Topco Shares may be subject to increased fees by Danish account holding institutions of the Maersk Drilling Shareholders as holding of Topco Shares may be considered a foreign investment by Danish account holding institutions.

-	The tax consequences of accepting the Offer depends on the tax affairs of each individual Maersk Drilling Shareholder. It is expected that Danish tax resident Maersk Drilling Shareholders accepting Topco Shares as consideration in the Offer will have the opportunity to elect that the share-for-share exchange is carried out as a tax-exempt transaction (instead of a taxable transaction), providing the Danish tax resident Maersk Drilling Shareholders with the option of electing the preferred and most favourable tax treatment of the share-for-share exchange. The Maersk Drilling Board recommends that Maersk Drilling Shareholders assess their own tax affairs and, if necessary, consult their own professional advisors.

-	The rights of holders of Topco Shares to be received by Maersk Drilling Shareholders in connection with the Business Combination will be different from the rights of holders of Maersk Drilling Shares due to the difference between Danish and English law (reference is made to section 28.3 (Comparison of English corporate law, the Topco Articles of Association and Danish Corporate law) of the Exemption Document for a description of certain material differences between Danish and English law).

-	The Topco Offer Shares represent share entitlements, issued to Cede & Co. as custodian for DTC, and credited to the account of Computershare Trust Company, N.A. in the name of Euronext Securities Copenhagen. Maersk Drilling Shareholders are advised that exercising the shareholder rights attached to the Topco Offer Shares will differ from the manner of exercise of shareholder rights attached to their Maersk Drilling Shares and will require the participation from Cede & Co., DTC, Computershare and Euronext Securities Copenhagen. In particular, Cede & Co. will be the only person able to directly exercise the rights attaching to those Topco Shares pursuant to the Topco articles of association. Cede & Co. is required to exercise the rights attached to the Topco Shares in accordance with directions given by the relevant beneficial owners. Further, Maersk Drilling Shareholders should note that such exercise of certain shareholder rights may be connected with fees or other expenses.

-	Topco is expected to be entitled to the benefits under the double tax treaty between Denmark and the U.K. in regard to dividend distributions from Maersk Drilling, which would mean that dividends could be distributed from Maersk Drilling to Topco without Danish withholding tax. However, the Danish tax authorities may decide that Topco is not entitled to such benefits and therefore not entitled to a Danish withholding tax exemption on dividends from Maersk Drilling. If the Danish tax authorities take this view, it could increase Topco’s tax burden, and hence adversely affect its cash flows and financial position, and may prejudice Maersk Drilling’s ability to pay dividends itself.

7.7	Potential consequences for Maersk Drilling Shareholders of not accepting the Offer

Maersk Drilling Shareholders intending not to accept the Offer should consider the following potential consequences:

-	As soon as possible following the Closing (which includes consummation of the Offer), if the Offeror holds more than 90% of all Maersk Drilling Shares and voting rights of Maersk Drilling (excluding any treasury shares held by Maersk Drilling), the Offeror intends to redeem any Maersk Drilling Shares not exchanged in the Offer by way of the Compulsory Purchase. The Compulsory Purchase would eliminate any minority shareholder interests in Maersk Drilling remaining after settlement of the Offer. Due to the statutory legal framework applicable to the Compulsory Purchase, Maersk Drilling Shareholders who do not exchange their Maersk Drilling Shares in the Offer may receive a different (including a lower) amount or a different form of consideration than they would have received had they exchanged their Maersk Drilling Shares in the Offer. Furthermore, if the value of Topco Shares offered as compensation in the context of a Compulsory Purchase has decreased after the completion of the Business Combination, there may be no obligation of the Offeror to pay Maersk Drilling Shareholders who did not exchange their Maersk Drilling Shares in the Offer the implied value of the offer consideration received by Maersk Drilling Shareholders who exchanged their shares in the Offer.

-	The Closing and the completion of the Offer is conditioned upon the satisfaction of the Minimum Acceptance Condition, unless waived by the Offeror in accordance with the terms of the Offer Document. Thus, at the completion of the Offer, the Offeror may own more than 80% (or, if lowered by the Offeror in its sole discretion, more than 70%) but not more than 90% of the share capital and voting rights of Maersk Drilling. Under Danish law, the Offeror must own more than 90% of the share capital and voting rights of Maersk Drilling (excluding any treasury shares held by Maersk Drilling) to implement the Compulsory Purchase. If the Closing occurs and the Offer is consummated, but the Offeror is unable to effectuate the Compulsory Purchase as a result of not owning more than 90% of the share capital and voting rights of Maersk Drilling, untendered Maersk Drilling Shares will remain outstanding. The Offeror will in such instance have the necessary majority to adopt decisions at the general meeting of Maersk Drilling on most important structural matters, e.g. election and removal of shareholder elected board members, changes to the articles of association, capital increases at market price as well as reorganisations, mergers and demergers of Maersk Drilling. Remaining minority Maersk Drilling Shareholders will have certain minority protection rights under Danish law, e.g. the right to attend and speak at general meetings and the right to nominate a specific issue for inclusion on the agenda of the annual general meetings.

-	The Offeror intends to seek to delist the Maersk Drilling Shares from Nasdaq Copenhagen at an appropriate time (including to the extent permitted by Nasdaq Copenhagen, if upon Closing, the Offeror holds less than 90% of all Maersk Drilling Shares and voting rights of Maersk Drilling, excluding any treasury shares held by Maersk Drilling). If delisting is achieved, the Offeror will in due course initiate amendments to the articles of association of Maersk Drilling to reflect that the Maersk Drilling is no longer a listed company. If the Offeror does not hold more than 90% of the all Maersk Drilling Shares and voting rights upon completion of the Offer and Nasdaq Copenhagen does not approve removal from trading and delisting of Maersk Drilling, the free float of the Maersk Drilling Shares will be significantly reduced, which may cause greater share price fluctuations and the risk that orders to buy or sell the Maersk Drilling Shares on Nasdaq Copenhagen may not be executed in a timely manner.

-	The completion of the Offer is subject to certain conditions, including inter alia the Minimum Acceptance Condition. If an insufficient number of Maersk Drilling Shareholders tender their shares to meet the Minimum Acceptance Condition, the Offeror may withdraw or terminate the Offer, and the Offer will lapse irrevocably and the Closing will not occur. If the Offer lapses and Closing does not occur, Maersk Drilling Shareholders will continue to hold Maersk Drilling Shares, but the market value of Maersk Drilling Shares and Maersk Drilling’s ability to access capital and other sources of funding on acceptable terms could be negatively affected.

The explanation and reasoning of the Maersk Drilling Board and certain information presented in this section are forward-looking in nature and should be read in light of the cautionary notes regarding forward-looking statements in this statement, the Offer Document and the Exemption Document.

8	Disclosure of certain interests

8.1	Other interests of members of the Maersk Drilling Board and executive management of Maersk Drilling

The Chairman of Maersk Drilling, Claus V. Hemmingsen, who will be one of the three directors designated to the Topco Board by Maersk Drilling upon Closing is a board member in A. P. Møller Holding A/S, Den A.P. Møllerske Støttefond and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til Almene Formaal (The A.P. Moller Foundation). Kristin H. Holth and Alastair Maxwell, each a director on the Maersk Drilling Board, will be designated to the Topco Board upon Closing. Caroline Alting, a director on the Maersk Drilling Board, will be the Senior Vice President - Operational Excellence of the Offeror upon Closing. The Vice Chairman of Maersk Drilling, Robert M. Uggla is Chief Executive Officer of A.P. Møller Holding A/S, the chairman of the board of directors of APMH Invest and chairman of the board of A.P. Møller - Maersk A/S. In addition, Robert M. Uggla may from time to time receive distributions from A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond based on the foundation charter due to his family ties to the founder of Maersk Drilling. A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond holds 8.9% of the share capital and votes in Maersk Drilling. A member of the Maersk Drilling Board, Martin N. Larsen is Chief Financial Officer of A.P. Møller Holding A/S and a board member and Chief Executive Officer of APMH Invest. APMH Invest owns approximately 41.6% of the Maersk Drilling Shares.

As further described under paragraph 4.4, APMH Invest has entered into the Irrevocable Undertaking and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond and Den A.P. Møllerske Støttefond have provided Letters of Intent.

Members of the Maersk Drilling Board Claus V. Hemmingsen, Robert M. Uggla and Martin N. Larsen are not considered independent board members due to the above-mentioned affiliations.

The following individuals are Maersk Drilling’s directors and executive officers who will become the directors and executive officers of the Offeror in connection with closing of the Business Combination: Claus V. Hemmingsen, Kristin H. Holth, Alastair Maxwell (to become directors of the Offeror) and Caroline Alting (to become an executive officer of the Offeror). There are no lock-up arrangements applicable to Maersk Drilling Shares owned by members of the Maersk Drilling Board and the executive management of Maersk Drilling. Notwithstanding the foregoing, the members of the Maersk Drilling Board of Directors and the executive management of Maersk Drilling have indicated that they intend to accept the Offer in respect of the Maersk Drilling Shares that they own.

8.2	Ownership interests of the Maersk Drilling Board and executive management of Maersk Drilling

No member of the Maersk Drilling Board or the executive management of Maersk Drilling holds, directly or indirectly, any ownership interest in Noble, the Offeror or their affiliates.

Reference is made to section 6.13 (Interests of Maersk Drilling’s Directors and Executive Officers and Maersk Drilling Shareholders in the Business Combination) of the Exemption Document with respect to the ownership of Maersk Drilling Shares of members by the Maersk Drilling Board and the executive management and certain employees of Maersk Drilling.

8.3	Other incentives related to the Business Combination for the Maersk Drilling Board and executive officers

Below is a description of the treatment of equity awards as well as the cash-based transaction bonus and enhanced severance terms. The description generally does not include information on compensation and terms applicable to directors and executive officers of Maersk Drilling in the ordinary course of business.

8.3.1	Cash-based deal completion bonuses

The executive officers and certain other employees of Maersk Drilling are, subject to certain conditions, eligible to receive a cash-based bonus to be paid in a single lump sum following completion of the Business Combination. Subject to applicable law, the right to this bonus will lapse in the event the employer serves notice to terminate the employee’s employment prior to the time of payment and the employee has provided reasonable cause for such termination or the employee serves notice to terminate the employment prior to the time of payment without such termination being due to material breach on the part of the employer.

As determined as of the date of this statement, the aggregate value of the cash-based transaction bonus for the Maersk Drilling executive officers is expected to be up to approximately DKK 12.73 million (USD 1.73 million using the exchange rate of the central bank of Denmark on 28 July 2022), subject to final fixed pay numbers at the time of payment.

8.3.2    Treatment of equity awards

Executive officers of Maersk Drilling hold long-term equity incentive awards in the form of Maersk Drilling restricted stock unit awards (the “Maersk Drilling RSU Awards”) under the Maersk Drilling RSU Long-Term Incentive Programme for Executive Management 2019 and the Maersk Drilling RSU Long-Term Incentive Programme 2019 (together, the “Maersk Drilling LTI”). As of the date of this statement, there are an aggregate of 297,031 Maersk Drilling RSU Awards issued to executive officers and certain other employees covered by the Maersk Drilling LTI of which a total of 158,375 Maersk Drilling RSU Awards are held by the executive officers of Maersk Drilling. On 1 March 2022 Maersk Drilling issued 106,045 Maersk Drilling RSU Awards. Maersk Drilling may issue around 115,000 Maersk Drilling RSU Awards in total under the Maersk Drilling LTI in 2022, subject to share price fluctuation, salary changes and the number of participants.

It has been agreed in the Business Combination Agreement that each of Maersk Drilling and the Offeror will take steps to procure that each Maersk Drilling RSU Award that is outstanding immediately prior to the acceptance time of the Offer is exchanged with the right to receive, on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (i) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the acceptance time of the Offer and (ii) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon the exchange such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

8.3.3	Enhanced Severance Terms

The executive officers and certain other employees of Maersk Drilling are party to agreements that would provide for enhanced severance protections in the event of termination of employment following the Business Combination.

For a party to terminate the employment relationship of an executive officer, the Maersk Drilling Group must provide 12 months’ written notice and the executive officer must provide six months’ written notice. In addition to the Maersk Drilling Group termination notice, some executive officers are entitled to an agreed severance payment of three to six months’ fixed pay. However, if the employer serves notice of termination of the executive officer’s employment or the executive officer serves notice due to material breach on the part of the employer, in each case during the period starting upon completion of the Business Combination and expiring 18 months thereafter, the executive officer will, subject to certain conditions, be entitled to enhanced severance terms, including an extraordinary additional cash severance pay of 100% of the total sum of the annual fixed pay and annual target bonus. As determined as of the date of this statement, the aggregate value of the extraordinary additional cash severance pay for executive officers is up to approximately DKK 30.46 million (USD 4.14 million using the exchange rate of the central bank of Denmark on 28 July 2022), subject to final fixed pay numbers at the time of payment. Further, the enhanced severance terms provide that any unvested Maersk Drilling RSU Awards outstanding under the Maersk Drilling LTI will vest at the end of employment, and that executive officers as well as certain other employees will receive a continuation of health benefits for a duration of 12 months after termination.

For each executive officer (registered as executive management), the total payment relating to the notice period shall in any event not exceed two years’ total remuneration, including all remuneration components.

In the event that the employment of each Maersk Drilling executive officer is terminated following the completion of the Business Combination under circumstances where the enhanced severance terms described above will apply, the aggregate amount of severance payments (as determined as of the date of this statement, and including salary and target bonus paid during notice, statutory and contractual severance pay as well as enhanced cash severance and value of continuation of benefits, but excluding the value of Maersk Drilling RSU Awards) that would be payable is approximately DKK 60.6 million (USD 8.24 million using the exchange rate of the central bank of Denmark on 28 July 2022).

8.3.4	Indemnification and insurance

The Business Combination Agreement provides that the executive officers and directors of Maersk Drilling and its subsidiaries will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for at least six years following the acceptance time of the Offer. In addition, a general indemnification scheme covering the Maersk Drilling Board and Executive Management was adopted at the annual general meeting of Maersk Drilling on 6 April 2022. Except as set forth above, no member of the Maersk Drilling Board or executive management of Maersk Drilling will receive any bonus, payment or compensation as a result of the completion of the Offer.

9	Miscellaneous

9.1	Addressees

The statement is addressed to those Maersk Drilling Shareholders to whom the Offer is made, subject to the offer restrictions set out in section 2 of the Offer Document.

9.2	Governing law

This statement is governed by Danish law and shall be subject to the exclusive jurisdiction of the courts of the Kingdom of Denmark.

9.3	Versions and governing language

This statement has been prepared in both a Danish and English language version. In case of any inconsistency between the two versions, the Danish language version shall prevail.

9.4	Sources of information

The information in this statement relating to the Offeror has been obtained from sources which are accessible to the public, including the Offer Document and the Exemption Document. The statement also includes references to quotation from the Offer Document. Maersk Drilling does not accept any responsibility or liability whatsoever for (i) the accuracy or completeness of such information or (ii) any failure by the Offeror to disclose information about events which may have occurred or which may affect the meaning or accuracy of such information.

9.5	References, etc.

The Offer Document and the Exemption Document are not an integral part of this statement and are not incorporated herein by reference. Maersk Drilling accepts no responsibility for the correctness, completeness or adequacy of the Offer Document and the Exemption Document, which are the sole responsibility of the Offeror, except where the responsibility of the Maersk Drilling Board and the Maersk Drilling executive management is explicitly stated in section 20 (Consolidated Prospective Financial Information of the Maersk Drilling Group) of the Exemption Document.

The statement includes certain references to information, etc. which is available on Maersk Drilling's website www.maerskdrilling.com. The content on Maersk Drilling's website is not an integral part of this statement and is not incorporated herein by reference.

This statement includes certain references to the 2021 Annual Report and the Q1 2022 Trading Statement of Maersk Drilling which is incorporated into this statement by such references.

Maersk Drilling and the Maersk Drilling Board do not accept liability for any statements or opinions expressed by anyone in relation to the Offer other than the statements and opinions expressed herein.

Kgs. Lyngby, 8 August 2022

The Board of Directors of The Drilling Company of 1972 A/S:

Claus V. Hemmingsen	Robert M. Uggla
Chairman	Vice Chairman

Ann-Christin G. Andersen	Kristin H. Holth
Board Member	Board Member

Martin N. Larsen	Alastair Maxwell
Board Member	Board Member

Caroline Alting	Glenn Gormsen
Employee Representative	Employee Representative